March 15, 2016
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Re: Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-202217)
Ladies and Gentlemen:
LinnCo, LLC (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the registration statement on Form S-3, including all exhibits thereto (File No. 333-202217), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 20, 2015, which became effective automatically upon filing with the Commission, and the accompanying prospectus supplement (the “Supplement”) filed pursuant to Rule 424(b)(5) of the Securities Act on February 20, 2015 (collectively, the “Registration Statement”) be withdrawn, effective immediately.
At this time, due to the current conditions of the public capital markets, the Company has determined not to proceed with the public offering contemplated by the Supplement. Additionally, the Company has determined that it is unlikely that it will meet the eligibility requirements of a well-known seasoned issuer (as defined in Rule 405 under the Securities Act) for use of the Registration Statement upon the filing of its Annual Report on 10-K for the year ended December 31, 2015. No securities under the Registration Statement have been sold. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.
Should you have any questions regarding this matter, please contact the undersigned, at (281) 840-4000. Thank you for your assistance.

Very truly yours,

/s/ Candice J. Wells
Candice J. Wells Senior Vice President, General Counsel and Corporate Secretary LinnCo, LLC